

Gary Fleishman · 3rd

Commercial & Residential Agent at REMAX

Los Angeles County, California, United States · Contact info

500+ connections

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Shark Wheel LLC

California State University-Los Angeles

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Home | 4sphere Alternating Wake Turbines
4sphere.com

4sphere has developed a revolutionary energy recovery system that drastically lowe
recycling electricity costs making these water purification system a viable solutions
Please see our Products page for more information. 4sphere has developed a Hydro
Turbine that is able to produce sustainable energy for a fraction of the price.

Experience

C.E.O.
Shark Wheel LLC

REMAX ESTATE PROPERTIES
1 yr 4 mos

Commercial & Residential Agent @ Remax Estate Properties
Self-employed
Apr 2020 – Present · 1 yr 4 mos
Silicon Beach/Westchester - Palos Verdes - Venice/Marina

Commercial & Residential Agent
Self-employed
Apr 2020 – Present · 1 yr 4 mos
Silicon Beach/Westchester & Palos Verdes

Commercial & Residential Agent
REMAX · Self-employed
Apr 2020 – Present · 1 yr 4 mos
Silicon Beach/Westchester Palos Verdes Venice-Marina

CEO
Shark Wheel
Jan 2011 – Present · 10 yrs 7 mos
Orange County, California Area

The "Reinvention of the Wheel" - Literally. This groundbreaking new design requires a paradigm shift because of its unique geometry. Tested and proven concept through independent third party analysis, this whe …see more

CEO
4sphere
Jan 2010 – Present · 11 yrs 7 mos
Greater Los Angeles Area

A Revolutionary Wind Turbine that is unique with a never seen before design. It addresses ALL the problems currently confronting this industry. It is eco-friendly, versatile and cost effective. It is the first truly different design to com …see more

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Education

CAL STATE

California State University-Los Angeles

Bachelor of Arts (B.A.), M.A., Recreation, Special Education, minor Psychology

1998 – 2004

Activities and Societies: Intramural Basketball and Wrestling

California State University, Los Angeles

Masters, Special Education; minor-Psychology

1968 – 1972

Activities and Societies: Intramurals Basketball & Wrestling, Ping Pong

B.S. Recreation Education

Santa Monica College

nth, get enough credits to transfer

1963 – 1965

Came back to teach at SMC from 1973-84 (part-time) in Psychology, Child Development and started the first Special Education class at SMC